[redacted]

SECI 11016174 ISSION

SEC Mail Processing Section

FEB 22 2011

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garry Pierce Financial Services, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1929 N Washington St

(No. and Street)

Bismarck	ND	58501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry Pierce 701-222-3017

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP

(Name – *if individual, state last, first, middle name*)

4310 17th Ave S	Fargo	ND	58108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garry Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garry Pierce Financial Services, LLP, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Garry Pierce
Signature

General Partner
Title

DEE HEINTZ
Notary Public
State of North Dakota
My Commission Expires June 11, 2015

Dee Heintz 2-7-2011
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
December 31, 2010 and 2009

Garry Pierce Financial Services, LLP

GARRY PIERCE FINANCIAL SERVICES, LLP

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have audited the accompanying statements of financial condition of Garry Pierce Financial Services, LLP (a limited liability partnership) as of December 31, 2010 and 2009, and the related statements of operations, partners' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garry Pierce Financial Services, LLP as of December 31, 2010 and 2009and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Eide Bailly LLP

Bismarck, North Dakota
February 7, 2011

www.eidebailly.com

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 29,749	$ 34,100
EQUIPMENT AND FIXTURES, at cost,	8,122	8,996
Less accumulated depreciation	6,587	6,584
Net equipment and fixtures	1,535	2,412
Total assets	$ 31,284	$ 36,512
PARTNERS' EQUITY		
PARTNERS' EQUITY	$ 31,284	$ 36,512

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010 AND 2009

		2010		2009
COMMISSIONS REVENUES	$	**37,658**	$	62,387
INVESTMENT INCOME		**3**		35
Total gross revenues		**37,661**		62,422
GENERAL AND ADMINISTRATIVE EXPENSES				
Rent		**6,210**		5,400
Professional services		**4,488**		4,000
Office supplies		**4,004**		2,393
Pension expense		**8,260**		388
Fees		**1,545**		1,180
Telephone		**1,020**		1,428
Depreciation		**972**		972
Dues and subscriptions		**472**		500
Loss on disposal of equipment and fixtures		**295**		-
Insurance		**250**		352
Repairs and maintenance		**-**		100
Other		**1,273**		1,283
Total expenses		**28,789**		17,996
Net earnings	$	**8,872**	$	44,426

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Total Partners' Equity
BALANCE - DECEMBER 31, 2008	$ 36,786
Net earnings	44,426
Partner draws	(44,700)
BALANCE - DECEMBER 31, 2009	36,512
Net earnings	8,872
Partner draws	(14,100)
BALANCE - DECEMBER 31, 2010	$ 31,284

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 8,872	$ 44,426
Adjustments to reconcile change in net earnings to net cash from operating activities		
Depreciation	972	972
Loss on disposal of equipment	295	-
Changes in assets and liabilities		
Accounts receivable	-	700
NET CASH FROM OPERATING ACTIVITIES	10,139	46,098
CASH FLOWS USED FOR INVESTING ACTIVITY		
Purchase of equipment	(390)	-
CASH FLOWS USED FOR FINANCING ACTIVITY		
Partners' draws	(14,100)	(44,700)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,351)	1,398
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,100	32,702
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 29,749	$ 34,100

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garry Pierce Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

Advertising

Costs for advertising are expensed as incurred.

(continued on next page)

Income Taxes

Income taxes on Partnership income are levied on the partners at the partner level. Accordingly, all profits and losses of the Partnership are recognized by each partner on their respective tax returns. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal and state income tax returns prior to fiscal year 2007 are closed. Any interest or penalties assessed to the Partnership are recorded in operating expenses. For the years ended December 31, 2010 and 2009, there were no interest or penalties recorded in the accompanying financial statements.

In accordance with FASB ASC 740-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2010 and 2009, the Company had no tax positions that would not be held up under examination.

Subsequent Events

The Company has evaluated subsequent events through February 7, 2011, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

As of December 31, 2010 and 2009, respectively, approximately 89% and 61% of the Company's earned revenues were generated from commissions associated with transactions of INREIT Real Estate Investment Trust Shares. INREIT Real Estate Investment Trust Shares is a real estate investment trust with properties located throughout the upper Midwest.

As of December 31, 2010 and 2009, approximately 7% and 33% of the Company's earned revenues were generated from commissions associated with transactions of Inland American Real Estate Investment Trust, Inc. Inland American Real Estate Investment Trust, Inc. is a real estate investment trust with properties located in the United States and Canada.

NOTE 3 - OPERATING LEASE

The Company leases office space under an operating lease agreement which expires April 30, 2015. Rent expense totaled $6,210 and $5,400 in 2010 and 2009, respectively.

Future minimum lease payments are as follows:

For the Year Ended		
2011	$	6,480
2012		6,480
2013		6,480
2014		6,480
2015		2,160
	$	28,080

(continued on next page)

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2010 and 2009, the Company had the following net capital:

	2010	2009
Net capital	**$ 29,244**	$ 33,595
Excess net capital	**$ 24,244**	$ 28,595
Aggregate indebtedness ratio	**.00 to 1**	.00 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 6 - PARTNERS EQUITY

Partners	Ownership Percentages
Garry G. Pierce	95%
Karen M. Pierce	5%
	100%

NOTE 7 - PENSION EXPENSE

The Company has a simplified plan where contributions are made at the discretion of the owners.

Supplementary Information
December 31, 2010 and 2009

Garry Pierce Financial Services, LLP

GARRY PIERCE FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2010

	Schedule I
NET CAPITAL	
Total partner's equity from the statement of financial condition	$ 31,284
Deductions	
Nonallowable assets:	
Fixed assets	(1,535)
Haircuts on securities	(505)
Net capital	$ 29,244
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 24,244
Excess net capital at 1,000% (Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required)	$ 23,244
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ -
Ratio of aggregate indebtedness to net capital	.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 29,244
Adjustments	-
	$ 29,244
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ -
Adjustments	-
	$ -

GARRY PIERCE FINANCIAL SERVICES, LLP
CLAIM OF EXEMPTION FROM RULE 15C3-3
YEAR ENDED DECEMBER 31, 2010

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Partners of
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of Garry Pierce Financial Services, LLP (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Bismarck, North Dakota
February 7, 2011